UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

                   For the fiscal year ended December 31, 2003


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               UNOCAL SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

            INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN




The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 2003 and 2002, and the results of its transactions for each of the years then ended.



                                                                    Page Number



Report of Independent Registered Public Accounting Firm                     1

Financial Statements:

     Statements of Net Assets Available for Benefits
        at December 31, 2003 and 2002                                       2

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2003 and 2002                      3

     Notes to Financial Statements                                         4-8

Supplemental Schedules*:

     Schedule of Assets (Held at End of Year)                               9

     Schedule of Reportable Transactions for
        the year ended December 31, 2003                                   10

Signature                                                                  11

Exhibit Index                                                              12

* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Unocal Savings Plan.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To Participants and the Unocal Savings Plan Committee:


         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Unocal Savings Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







PricewaterhouseCoopers LLP
Los Angeles, California
June 18, 2004


                               Unocal Savings Plan
                 Statements of Net Assets Available for Benefits

                                                          December 31,
                                                   2003                   2002
--------------------------------------------------------------------------------
Assets:
     Investments at fair value             $ 488,461,290          $ 408,460,282
     Cash                                      1,470,472                504,396
                                       ------------------     ------------------
              Total assets                   489,931,762            408,964,678

                                       ------------------     ------------------
Net assets available for benefits           $489,931,762           $408,964,678
                                       ==================     ==================

       See accompanying notes to financial statements.

                                      -2-

                               Unocal Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31,
                                                     2003               2002
--------------------------------------------------------------------------------
Additions:
    Additions to (deductions from)
      net assets attributed to:
         Investment income (loss):
            Net appreciation (depreciation)
             in fair value of investments       $ 79,474,860      $ (76,270,236)
         Interest                                    714,532          1,129,642
         Dividends                                 6,612,079          6,246,389
                                                -------------     --------------
            Total investment gain (loss)          86,801,471        (68,894,205)
                                                -------------     --------------
    Contributions:
       Participant                                22,899,570         21,914,732
       Company                                    12,610,053         12,243,216
                                                -------------     --------------
            Total contributions                   35,509,623         34,157,948
                                                -------------     --------------

               Total additions (deductions)      122,311,094        (34,736,257)
                                                -------------     --------------

Deductions:
    Deductions from net assets attributed to:
       Participant withdrawals and distributions  41,336,310         42,448,925
       Trustee fees and other expense                  7,700              7,100
                                                -------------     --------------
               Total deductions                   41,344,010         42,456,025
                                                -------------     --------------

               Net increase (decrease)            80,967,084        (77,192,282)

Net assets available for benefits:
               Beginning of year                 408,964,678        486,156,960
                                                -------------     --------------
               End of year                      $489,931,762      $ 408,964,678
                                                =============     ==============

                 See accompanying notes to financial statements.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - Description of the Plan

General
-------
         Unocal Corporation ("Unocal") was incorporated in Delaware on March 18, 1983, as the parent of Union Oil Company of California. The Unocal Savings Plan (the "Plan") provides for Union Oil Company of California (the "Company") matching contributions and for participants' voluntary pre-tax and/or after-tax contributions. Putnam Fiduciary Trust Company is the trustee ("Trustee") of the Plan and invests funds contributed by the Company and participants to the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

         The Savings Plan booklets dated August 2002, January 1, 2001, and May 1, 2000, constitute part of a prospectus covering securities that has been registered under the Securities Act of 1933. The Savings Plan booklets constitute the Summary Plan Description of the Plan.

Participation
-------------
         Regular, full-time employees are eligible to participate in the Plan immediately upon employment by the Company. Part-time and temporary employees are eligible to participate following the first service year in which they complete at least 1,000 hours of service.

Contributions
-------------
         Participant Contributions -- Participant contributions are voluntary and can be all pre-tax, all after-tax, or a combination of both. A participant's total annual pre-tax contribution limit was raised to 75 percent from 50 percent of the participant's annual base pay. The pre-tax contributions are also known as "401(k) contributions". A participant's contributions shall not exceed the maximum amount allowed by law. A participant's after-tax contribution limit is 15 percent of base pay. The total pre-tax contributions and after-tax contributions cannot exceed 75 percent of base pay.

         Company Matching Contributions -- The Company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

         At its discretion, the Company directs the Trustee to purchase shares attributable to Company matching contributions either on the open market or by private purchases directly from the Company.


Participant Accounts
--------------------
         Each participant's account is credited with the contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

Vesting
-------
         Participants are always 100 percent vested in participant contributions and in the dividends and interest on those contributions. Vesting in the Company contributions portion of participants' accounts and the dividends thereon is based on years of vesting service. Participants are 100 percent vested in Company contributions and dividends thereon after two years of vesting service. Special vesting rules also apply to certain participants depending on the date of and reason for termination of employment.

Payment of Benefits
-------------------
         Following termination of employment, participants may elect to receive their account balance or defer their distribution until a later date chosen by the participant, but not beyond April 1 of the year following attainment of age 70-1/2.

         Following termination of employment and after age 55, participants may receive partial withdrawals.

Rollovers into the Plan
-----------------------
         The Plan will accept rollovers from other employers' qualified plans, subject to certain restrictions.

Loans
-----
         All employees who are participants of the Plan and have a sufficient balance in their employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations. Participants are allowed to have no more than two loans at a time, with the loan amount(s) subject to the limits established by federal law.

Federal Income Tax Status
-------------------------
         The Company obtained its latest determination letter on October 2, 2002, from the Internal Revenue Service, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         The maximum employee pay eligible for benefit purposes under a qualified plan was $200,000 per year for 2003. If an employee's pay exceeded $200,000, only the first $200,000 of base pay was eligible for calculating employee and Company contributions.

         Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. The limit was $12,000 for 2003 and $11,000 for 2002. "Catch-up" contributions allow employees who were at least age 50 to contribute an additional pre-tax contribution of $2,000. These limits are subject to adjustment in future years, in accordance with federal regulations. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The Company matching contributions are also suspended if the annual limit is reached before year-end.

         Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty. Retiring employees and former employees who are at least age 55 may make a withdrawal from their plan account without a tax penalty.

Plan Amendment or Termination
-----------------------------
         The Company expects to continue the Plan indefinitely, but as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or in part. In the event of termination, participants become fully vested in their individual accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided by ERISA. The Company has no present intent to discontinue the Company matching contributions or to terminate the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting
-------------------
         The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. In addition, the following accounting policies are applied:

         a. Purchases and sales of Unocal common stock:

         During normal trading by participants, the Trustee will collect all participant directed stock trades throughout the day and will execute and complete one or more buy and sell trades per day.

         During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Prices received from each day's trading will be averaged to ensure that all participants requesting trades will be treated equitably.

         b. Dividend income is recorded on the ex-dividend date.

         c. Interest income is recorded as earned on the accrual basis.

         d. Benefits are recorded when paid.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments
------------------------
         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Unocal common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 2003 and 2002. Investments in common trust funds are valued based on information provided by the Plan's investment custodian. The value of the assets of the Plan is subject to the variations in the market. The fair value of the investments and net assets available for benefits could be materially affected by a change in market conditions.

Use of Estimates in Preparation of the Financial Statements
-----------------------------------------------------------
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3  - Investments

         The following table presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

                                                          December 31,
Shares in (000s)                                    2003               2002
--------------------------------------------------------------------------------
Unocal Common Stock (a)
4,866 and 5,530 shares, respectively           $ 179,222,190      $ 169,112,172

Putnam S&P 500 Index Fund
2,972 and 3,027 shares, respectively              82,568,954         65,505,796

Putnam Money Market Fund
48,431 and 46,059 shares, respectively            48,431,431         46,058,612

George Putnam Fund of Boston
2,094 and 2,314 shares, respectively              35,638,217         34,319,318

Putnam New Opportunities Fund
892 and 954 shares, respectively                  34,617,322         27,840,218

(a)  Includes both participant and nonparticipant-directed amounts.

         The Plan's investments appreciated or (depreciated) as follows:

                                                          December 31,
                                                    2003               2002
--------------------------------------------------------------------------------
Mutual funds                                   $  28,247,163      $ (30,936,563)
Common or collective trusts                       18,551,173        (18,732,054)
Common stock                                      32,676,524        (26,601,619)
                                               --------------     --------------
                                               $  79,474,860      $ (76,270,236)
                                               ==============     ==============

                                      -7-

Nonparticipant-Directed Investments
-----------------------------------
         The nonparticipant-directed investments and the significant components of the changes in those net assets are as follows:

                                                         December 31,
                                                     2003               2002
--------------------------------------------------------------------------------
Assets:
     Unocal common stock                       $  80,643,140      $  72,279,976
                                               --------------     --------------
          Total assets                            80,643,140         72,279,976
                                               --------------     --------------
     Total nonparticipant-directed net assets  $  80,643,140      $  72,279,976
                                               ==============     ==============

                                                    Year Ended December 31,
                                                     2003               2002
--------------------------------------------------------------------------------
Changes in net assets:
     Contributions                             $  12,610,053      $  12,243,216
     Dividends                                     1,935,664          1,801,096
     Net appreciation (depreciation)              14,912,862        (11,204,331)
     Benefits paid to participants                (4,997,021)        (5,036,405)
     Transfers to participant-directed
          investments                            (16,098,394)       (12,696,663)
                                               --------------     --------------
          Net increase (decrease)              $   8,363,164      $ (14,893,087)
                                               ==============     ==============

NOTE 4  - Forfeitures by Members

         Company contributions and earnings thereon under the Plan are forfeited by employees whose employment is terminated before vesting is attained. However, if an employee is re-employed by the Company and performs an hour of service within five years after the date of termination of employment, the forfeited shares will be restored to the employee's Plan account. Amounts forfeited will be used to restore previously forfeited accounts when necessary. Remaining amounts forfeited will then be used to offset future Company contributions to participant accounts.

         At December 31, 2003 and 2002, forfeited nonvested accounts totaled $102,930 and $87,585, respectively.

NOTE 5  - Parties-in-interest

         Certain of the Plan's investments are shares of mutual funds managed by the Trustee, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services are included in the net asset value of the shares of the mutual funds; other fees paid by the Plan are disclosed on the face of the statement of changes in net assets available for benefits for the years ended December 31, 2003 and 2002.

         The Company, who also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions with the Company qualify for a statutory exemption. Total expenses paid by the Company were $37,361 and $51,082 for the years ended December 31, 2003 and 2002, respectively.

                                               Unocal Savings Plan
                                     Schedule of Assets (Held at End of Year)***
                                              At December 31, 2003

 (a)            (b)                     (c)                                                             (d)                (e)
      Identity of Issuer,      Description of Investment,
      Borrower, Lessor         Including Maturity Date, Rate of
      or Similar Party         Interest, Collateral, Par, or Maturity Value                             Cost          Current Value
------------------------------------------------------------------------------------------------------------------------------------
  *   Unocal Corporation       Unocal Corporation Common Stock                                     $ 140,439,598      $ 179,222,190
                               4,866,201 shares
 **   Putnam Investments       Putnam S&P 500 Index Fund                                                                 82,568,954
                               2,972,245 shares
 **   Putnam Investments       Putnam Money Market Fund                                                                  48,431,431
                               48,431,431 shares
 **   Putnam Investments       George Putnam Fund of Boston                                                              35,638,217
                               2,093,902 shares
 **   Putnam Investments       Putnam New Opportunities Mutual Fund                                                      34,617,322
                               891,969 shares
 **   Putnam Investments       Putnam Voyager Fund                                                                       22,411,049
                               1,374,068 shares
      Vanguard Group           The Vanguard Windsor II Fund                                                              16,628,276
                               353,643 shares
 **   Putnam Investments       Putnam International Growth Fund                                                          13,003,414
                               625,766 shares
 **   Putnam Investments       The Putnam Bond Index Fund                                                                10,674,840
                               790,729 shares
      Royce Funds              Royce Opportunity Fund                                                                     8,759,015
                               720,314 shares
      PIMCO Funds              PIMCO Renaissance Institutional Fund                                                       7,472,167
                               319,733 shares
      Wells Fargo Funds        Wells Fargo Small Cap Opportunities Fund                                                   6,003,756
                               199,130 shares
      Vanguard Group           Vanguard Life Strategy Moderate Growth Fund                                                4,894,892
                               294,695 shares
      Vanguard Group           Vanguard Life Strategy Income Fund                                                         4,836,479
                               366,400 shares
      Vanguard Group           Vanguard Life Strategy Growth Fund                                                         4,182,255
                               230,300 shares
      Vanguard Group           Vanguard Life Strategy Conservative Growth Fund                                            2,166,102
                               148,975 shares
 **   Putnam Investments       Participant Loans (General loan term varies up to 5 years; primary                         6,950,931
                                       residence loan varies up to 15 years; interest rate 5.5% to 8.75%)
                                                                                                                 -------------------
                               Total assets held for investment purposes                                              $ 488,461,290
                                                                                                                 ===================
*   Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.
**  Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
*** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

                                      -9-

                                                      UNOCAL SAVINGS PLAN
                                            Schedule of Reportable Transactions (1)
                                                       December 31, 2003

 (a)                     (b)                    (c)           (d)       (e)     (f)          (g)            (h)               (i)
Identity of      Description of Assets                                         Expense                 Current Value of
  Party         (including Interest Rate     Purchase      Selling    Lease Incurred With   Cost        Asset on
 Involved    And Maturity in Case of a loan)   Price        Price     Rental Transaction  of Asset    Transaction Date    Net Gain
------------------------------------------------------------------------------------------------------------------------------------

Unocal
Corporation   (2)  Common Stock           $ 28,451,034                                 $ 28,451,034     $ 28,451,034
                     (349 transactions)

Unocal
Corporation   (2)  Common Stock                         $ 51,017,542                     48,981,913                     $ 2,035,629
                     (707 transactions)

(1) Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                                      -10-

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            UNOCAL SAVINGS PLAN



Date:  June 28, 2004                    By:  /s/Joe D. Cecil
                                            --------------------------------
                                            Joe D. Cecil
                                            Unocal Savings Plan Committee Member

                                  EXHIBIT INDEX



 Exhibit 23      Consent of PricewaterhouseCoopers LLP

                                      -12-